Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carrizo Oil & Gas, Inc.
Commission File No.: 000-29187-87

On September 26, 2019, Callon Petroleum Company (“Callon”) issued the following press release.

Callon Highlights Compelling Value Proposition of Transaction with Carrizo

Combined Company to Have Substantial Free Cash Flow to Fund Development of Deep Permian Inventory

Files and Posts Investor Materials to Website

Provides Updated Hedge Position and Asset Sale Targets

HOUSTON, Sept. 26, 2019 – Callon Petroleum Company (NYSE: CPE) today posted Investor Materials to the Company’s website in connection with its pending all-stock acquisition of Carrizo Oil & Gas, Inc. (Nasdaq: CRZO). The Investor Materials detail the benefits of the combined company, which will enable Callon to accelerate its free cash flow, capital efficiency and deleveraging goals through an optimized model of large-scale development.

The Investor Materials are now available on the Investor Relations section of Callon’s website, as well as www.sec.gov. The Investor Materials can also be downloaded here: https://ir.callon.com/presentations

“The strategic and financial benefits of Callon’s combination with Carrizo are compelling,” said Joe Gatto, President and Chief Executive Officer of Callon. “We are creating a differentiated oil and gas company with scaled development operations focused on premier asset bases and supported by accelerated cash flow and capital efficiency. Additionally, the pro forma company’s leading cash margins will enable us to navigate commodity price volatility and allow for reliable, continuous development of the combined portfolio. Together, we will be well-positioned to accelerate our strategy and deliver significant value to our shareholders.”

Benefits of the combination highlighted in the Investor Materials include:

•	Creates a self-funded, high-margin oil growth company with a leading cost of supply on an “all-in” corporate basis

•
In addition to a strong foundation in the Permian Basin with almost two decades of delineated inventory, adds a well-established and repeatable free cash flow generating business in the Eagle Ford Shale

•	Immediately accretive to all key per share financial metrics

•	Delivers significant, tangible synergies that unlock value for the combined shareholder base

•	Strong balance sheet and acceleration of deleveraging to < 2.0x in 2020

As previously announced on July 15, 2019, Callon will acquire Carrizo in an all-stock transaction. Upon approval, Callon shareholders will own approximately 54% of the combined company, and Carrizo shareholders will own approximately 46%, on a fully diluted basis. The all-stock transaction is intended to be tax-free to Carrizo shareholders. Importantly, the Callon Board evaluated and considered several alternatives for maximizing shareholder value over the past two years before entering into the Carrizo transaction. Moreover, the Board firmly believes that the pro forma company will have improved optionality to maximize shareholder value in the context of future industry consolidation.

Subsequent Events

As part of the integration planning process, Callon has refined its views regarding the scope of asset monetizations post-closing. As a stand-alone company, Callon has realized cash proceeds of over $280 million from acreage divestitures and trades in 2019 and used those proceeds for debt reduction and redemption of higher cost preferred shares. Callon has established a target of

$300 - $400 million of additional monetization proceeds for the combined company by year-end 2020, primarily from a combination of the following sources:

•	Select acreage in the Eagle Ford Shale

•	Non-operated Permian properties and pruning of non-core Delaware properties

•	Upfront proceeds from a joint venture or similar structure involving an expanded set of water infrastructure assets in both the Permian Basin and Eagle Ford Shale

Callon has also added to its stand-alone hedge portfolio since its last earnings release. The current portfolio, set forth below, provides for downside protection on Nymex WTI and ICE Brent benchmark pricing for approximately 2.2 million barrels of oil volumes in fourth quarter of 2019 and 7.1 million barrels for the calendar year 2020. In addition, hedges were added for oil volumes that will be priced on the Magellan East Houston pricing point beginning in 2020 (~1.4 MMBbls @ +$2.40/Bbl).

Oil Benchmark Hedges	4Q19	FY 2020
WTI NYMEX (Bbls, $/Bbl)
Swaps
Total Volumes	276,000	1,098,000
Total Daily Volumes	3,000	3,000
Avg. Swap	$60.17	$56.17
Three-way Collars
Total Volumes	1,196,000	5,124,000
Total Daily Volumes	13,000	14,000
Avg. Long Put	$56.54	$55.45
Two-way Collars
Total Volumes	276,000	—
Total Daily Volumes	3,000	—
Avg. Floor	$55.00	$—
Put Options
Total Volumes	230,000	—
Total Daily Volumes	2,500	—
Avg. Put Price	$65.00	$—
Put Spreads
Total Volumes	230,000	—
Total Daily Volumes	2,500	—
Avg. Long Put Price	$65.00	$—

Total Volume Hedged (Bbl)	2,208,000	6,222,000

ICE BRENT (Bbls, $/Bbl)
Three-way Collars
Total Volumes	—	837,500
Total Daily Volumes	—	2,288
Avg. Long Put Price	$—	$58.24

Total Volume Hedged (Bbl)	—	837,500

Oil Benchmark Hedge Total	2,208,000	7,059,500

About Callon
Callon is an independent energy company focused on the acquisition and development of unconventional onshore oil and natural gas reserves in the Permian Basin in West Texas. This news release is posted on Callon’s website at www.callon.com, and will be archived for subsequent review under the “News” link on the top of the homepage.

No Offer or Solicitation

Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Callon Petroleum Company (“Callon”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary joint proxy statement of Callon and Carrizo that also constitutes a preliminary prospectus of Callon. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. After the Registration Statement is declared effective by the SEC, Callon and Carrizo intend to mail a definitive proxy statement/prospectus to shareholders of Callon and shareholders of Carrizo. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and send to Callon’s shareholders and/or Carrizo’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab or by contacting Carrizo’s Investor Relations Department at (713) 328-1055 or IR@carrizo.com.

Participants in the Proxy Solicitation

Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s shareholders and Carrizo’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or Carrizo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s shareholders or Carrizo’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Callon’s website at www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab, and in other documents Carrizo files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Supplemental Non-GAAP Financial Measures

This communication includes free cash flow, which is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements to assess our liquidity. We define free cash flow as net cash provided by operating activities before changes in working capital less capital expenditures. Management believes that free cash flow provides useful information in assessing the impact of our ability to generate cash flow in excess of capital requirements and to return cash to shareholders. Free cash flow should not be considered as an alternative to net cash provided by operating activities or any other measure of liquidity in accordance with GAAP.

Contact for Callon
Mark Brewer
Director of Investor Relations
or
Kate Schilling
Investor Relations

Callon Petroleum Company
ir@callon.com
(281) 589-5200